Exhibit 12.1

Gilead Sciences, Inc.

Computation of Ratio of Earnings to Fixed Charges

(amount in thousands)

	Nine Months Ended September 30, 2006	Years Ended December 31,
		2005	2004	2003	2002	2001
Computation of Earnings:

Income (loss) before provision for (benefit from) income taxes, equity in loss of unconsolidated affiliate, minority interest in consolidated subsidiary and cumulative effect of change in accounting principle	$881,576	$1,157,797	$656,422	$(167,533)	$73,397	$57,447
Capitalized interest	(395)	—	(290)	(101)	(320)	—
Fixed charges	19,327	7,322	13,595	28,198	19,533	18,780

Total Earnings	$900,508	$1,165,119	$669,727	$(139,436)	$92,610	$76,227

Fixed Charges:
Interest expense	$15,012	$442	$7,345	$21,897	$13,853	$13,980
Capitalized interest	395	—	290	101	320	—
Estimated interest component of rent expense	3,920	6,880	5,960	6,200	5,360	4,800

Total Fixed Charges	$19,327	$7,322	$13,595	$28,198	$19,533	$18,780

Ratio of earnings to fixed charges	46.6	159.1	49.3	(a)	4.7	4.1

(a)	Earnings were approximately $139.4 million lower than the amount needed to cover fixed charges in this year, as earnings were impacted by a write-off of purchased in-process research and development of approximately $488.6 million related to the acquisition of net assets of Triangle Pharmaceuticals, Inc.

For these ratios, “earnings” is computed by adding income before income taxes, equity in loss of unconsolidated affiliate, minority interest in consolidated subsidiary, cumulative effect of change in accounting principle and fixed charges, and subtracting capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest included in rental expense.